Filed Pursuant to Rule 433

Registration Statement No. 333-231751

THE TORONTO-DOMINION BANK

US$900,000,000 2.000% SENIOR MEDIUM-TERM NOTES, SERIES C, DUE 2031

FINAL TERM SHEET

DATED SEPTEMBER 7, 2021

This final term sheet supplements the information set forth under the caption “Terms of the Notes” in the Preliminary Pricing Supplement dated September 7, 2021 relating to the Notes (as defined below), the caption “Description of the Notes We May Offer” in the Prospectus Supplement dated June 18, 2019 and the caption “Description of the Debt Securities” in the Prospectus dated June 18, 2019.

Issuer:	The Toronto-Dominion Bank

Issue:	2.000% Senior Medium-Term Notes, Series C, due 2031 (the “Notes”)

Expected Ratings[1]:	Moody’s Investors Service: A1 (outlook: stable) / Standard & Poor’s: A (outlook: stable)

Principal Amount:	US$900,000,000

Issue Price:	99.595% plus accrued interest, if any, from September 10, 2021

Trade Date:	September 7, 2021

Settlement Date (T+3)[2]:	September 10, 2021

Maturity Date:	September 10, 2031

Minimum Denomination:	US$2,000 and multiples of US$1,000 in excess thereof

Interest Rate:	2.000%

Treasury Benchmark:	UST 1.250% due August 15, 2031

Treasury Benchmark Price:	98-27

Treasury Benchmark Yield:	1.375%

Spread to Treasury Benchmark:	+67 basis points

Re-Offer Yield:	2.045%

[1]	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.
[2]

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to two business days before settlement will be required, by virtue of the fact that the Notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

Commissions:	0.450%

Interest Payment Dates:	Semi-annually on March 10 and September 10 of each year, beginning on March 10, 2022.

Day Count Fraction:	30 / 360

Canadian Bail-in Provisions:	The Notes are bail-inable notes (as defined in the accompanying prospectus supplement) and subject to conversion in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. See “Description of the Debt Securities — Terms Specific to Senior Debt Securities — Special Provisions Related to Bail-inable Debt Securities” and “Risk Factors — Risks Related to the Bank’s Bail-inable Debt Securities” in the accompanying prospectus supplement and base prospectus.

Optional Redemption by Holders of Notes:	None

Optional Redemption by the Issuer:

In certain circumstances where the Issuer has or will become obligated to pay additional amounts (as described in the pricing supplement), the Issuer may, at its option, redeem the Notes, in whole, but not in part, at any time before maturity, after giving not less than 10 nor more than 60 calendar days’ notice to the holders of the Notes at a redemption price equal to 100% of their principal amount together with accrued interest, if any, to, but excluding, the redemption date. See “Terms of the Notes—Redemption for Tax Reasons” in the pricing supplement.

The Issuer may also redeem the Notes, at its option, as a whole or in part at any time and from time to time, prior to maturity, after giving not less than 10 nor more than 60 calendar days’ notice to the holders of the Notes at a redemption price equal to the sum of (i) 100% of the principal amount of the Notes to be redeemed; (ii) the Make-Whole Amount (as defined in the pricing supplement dated September 7, 2021) discounted at the Treasury Yield (as defined in the pricing supplement) plus 10 basis points; and (iii) accrued and unpaid interest on the Notes to, but excluding, the redemption date. See “Terms of the Notes—Optional Redemption” in the pricing supplement.

Concurrent Offerings:

US$1,000,000,000 0.700% Senior Medium-Term Notes, Series C, due 2024, US$900,000,000 Floating Rate Senior Medium-Term Notes, Series C, due 2024, US$1,400,000,000 1.250% Senior Medium-Term Notes, Series C, due 2026, and US$300,000,000 Floating Rate Senior Medium-Term Notes, Series C, due 2026.

The settlement of the Notes is not contingent on the settlement of the concurrent offerings.

Listing:	None

Joint Bookrunners:	TD Securities (USA) LLC BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC ING Financial Markets LLC Standard Chartered Bank

Co-Managers:

Academy Securities, Inc.

Apto Partners, LLC

CastleOak Securities, L.P.

MFR Securities, Inc.

Mischler Financial Group, Inc.

Danske Markets Inc.

Intesa Sanpaolo S.p.A.

nabSecurities, LLC

UniCredit Capital Markets LLC

Westpac Banking Corporation

CUSIP / ISIN:	89114TZJ4 / US89114TZJ41

The Issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Bookrunners will arrange to send you the pricing supplement, when available, the prospectus supplement, and the prospectus if you request them by contacting TD Securities (USA) LLC at 1-855-495-9846, BofA Securities, Inc. at 1-800-294-1322, Goldman Sachs & Co. LLC at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533, ING Financial Markets LLC at 1-646-424-8972 , and Standard Chartered Bank at +44 207 885 2363.